body { color:#000000; background-color:#FFFFFF; } a { color:#0000FF; } a:visited { color:#800080; } a:hover { color:#008000; } a:active { color:#FF0000; } -->

CONSENT OF STOCKHOLDERS IN LIEU OF MEETING

Pursuant to Article I, Section 1.11 of the Bylaws of PyroTec, Inc. (the "Corporation"), a Delaware corporation and successor in interest to Accelerated Acquisition XV, Inc., the shareholders constituting a majority of the issued and outstanding shares of common stock in the Corporation, hereby execute the following resolutions:

1. The Corporation accepts the resignation of P. Desmond Brunton as President, Chief Executive Officer, Secretary and Treasurer and in turn nominates the following officers to be approved through a duly executed resolution of the Board of Directors:

President/Chief Executive Officer: John Burns
Secretary: Mark Rynearson
Treasurer: Amy Roy-Haeger

2. The Corporation ratifies and confirms all prior actions of P. Desmond Brunton as an Officer and Director.

3. The Corporation nominates the following Directors to the Board of Directors pursuant to Article II, Section 2.2.1 and Section 2.2.4 of the Bylaws:

Jon Dyer (Chairman of the Board)
P. Desmond Brunton
Amy Roy-Haeger
Mark Rynearson
Jeremy Morgan
Srinath Bramadesam
Matthew Dekutoski

4. The Corporation authorizes John Burns to invite the above-referenced individuals to serve on the Board of Directors and to submit for execution to each individual the Advisory Board Consulting and Compensation Agreement dated May 15, 2012.

This consent is executed as of May 15, 2012.

RESOLVED:

/s/ Geno Brunton
 World Venture Group, Inc.
Shareholder
Geno Brunton
Authorized Signator